UNEX HOLDINGS INC

Ul. Sveti Kliment Ohridski 27, Apt. 8, Burgas, Bulgaria 8000, Tel. +359-884303333

January 4, 2019

Mr. Edward Kelly

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Unex Holdings, Inc.

Registration Statement on Form S-1

Filed November 5, 2018

File No. 333-228161

Dear Mr. Edward Kelly,

We received your letter dated December 3, 2018, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on November 5, 2018. In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Pre-effective Amendment 1 to Registration Statement on Form S-1 filed December 7, 2018

Exhibit 5.1, page 1

1. Counsel must opine both on the securities being offered by the company and on the securities being offered by the selling stockholders. Please revise the opinion's third paragraph to make that clear. For guidance you may wish to refer to Section II.2.h. on page 10 of our Staff Legal Bulletin No. 19 (CF) which is available on the Commission's website.

Response:  In response to this comment we have filed the updated counsel opinion as an Exhibit.

2. Counsel must consent also to being named in the registration statement. Please revise the fourth paragraph to reflect that requirement. For guidance you may wish to refer to

Section IV on page 16 of Staff Legal Bulletin No. 19 (CF) which is available on the

Commission's website.

Response:  In response to this comment we have filed the updated counsel opinion as an Exhibit.

The Offering, page 5

3. Disclosure that there will be 7,000,000 shares outstanding after the offering is inconsistent with the revised disclosure that there are 2,270,000 shares outstanding before the offering and with the disclosure that the company is offering 5,000,000 shares in the offering.

Please reconcile the disclosures.

Response:  In response to this comment we have reconciled our presentation to disclose there will be 7,270,000 shares outstanding after the offering.

Dilution of the Price You Pay for Your Shares, page 12

4. Please express the Net Tangible Book Value After this Offering on a per share basis in order to compare it to the Net Tangible Book Value Prior to this Offering.

Response:  In response to this comment we have expressed the Net Tangible Book Value After this Offering on a per share basis in order to compare it to the Net Tangible Book Value Prior to this Offering.

This letter responds to all comments contained in your letter dated December 3, 2018.  We are requesting that your office expedite the review of this amendment as much as possible.

Thank you.

Sincerely,

/S/ Veniamin Minkov

Veniamin Minkov, President